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WRITER'S DIRECT NUMBER:

81-3-5251-1601

December 27, 2004

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus Corporation
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

On December 15, 2004, the Company filed its semi-annual securities report with the Tokyo and Osaka Stock Exchanges without preparing English translations. We have therefore furnished English summary of the untranslated document below:

- Semi-annual securities report for the six-month period ended September 30, 2004, as filed with the Tokyo and Osaka Stock Exchanges on December 15, 2004, which includes:

  I. Corporate information

     A. Corporate overview

1. History of changes in major business indices for the six-month period ended September 30, 2002, 2003 and 2004, and for the fiscal year ended March 31, 2003 and 2004
2. Overview of business
3. Associated companies
4. Employee information

B. Business
1. Business results
2. Production, orders and sales
3. Management issues
4. Material contracts
5. Research and development

C. Capital assets
1. Important capital assets
2. Plans for new projects and disposition of projects

D. Company information
1. Share information
    a. Total number of shares
    b. Stock acquisition rights (none)
    c. Number of shares outstanding, changes in capital stock
    d. Major shareholders
    e. Voting rights
2. Changes in share price
3. Directors and corporate auditors

E. Financial information
1. Consolidated financial information
    - Consolidated financial statements for the six-month period ended September 30, 2003 and 2004, and for the fiscal year ended March 31, 2004
    - Others
2. Unconsolidated financial information
    - Unconsolidated financial statements for the six-month period ended September 30, 2003 and 2004, and for the fiscal year ended March 31, 2004
    - Others

F. Reference materials

II. Information on guarantors (none)

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the attached.

Very truly yours,

Wakako Takatori

Wakako Takatori

Enclosures